UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated June 1, 2006
Commission file number 0-21080

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada (State or other jurisdiction	None (I.R.S. Employer
of incorporation or organization)	Identification No.)
3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)
(403) 231-3900
(Registrants telephone number, including area code)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑
[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934].

Form 20-F ☐	Form 40-F ☑
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-13456, 333-97305, 333-6436 AND 333-127265), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-122526) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:
·     Press Release dated May 3, 2006.
·     Press Release dated May 24, 2006.
·     Press Release dated May 26, 2006.
·     Press Release dated May 30, 2006.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: June 1, 2006	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President & Corporate Secretary

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NEWS RELEASE
Enbridge to develop new $250 million terminal at Hardisty
CALGARY, Alberta, May 3, 2006 — Enbridge Inc. (TSX/NYSE: ENB) announced today it will proceed with the development of a new crude oil terminal at Hardisty, Alberta. The terminal will involve a development cost of approximately $250 million for an initial capacity of 5 million barrels.
The new terminal will be located close to, but separate from, Enbridge’s existing regulated mainline system terminal at Hardisty, and Enbridge’s 50 per cent-owned Hardisty Caverns partnership. Like the Hardisty Caverns partnership, the new terminal will provide services on a long-term contract fee-for-service basis. The Company has entered into letters of intent, for terms averaging seven years, on 80 per cent of the initial design capacity; and is in active discussions with additional parties whose interest exceeds the remaining capacity. The design of the facility includes ample room for future expansion.
“Our new Hardisty contract terminal is a key piece of our broader terminal development initiative,” said Patrick D. Daniel, Enbridge President and Chief Executive Officer. “We currently have 15 million barrels of tankage under long-term contract, with another 30 million barrels under development at eight different locations, and a total investment opportunity of $1.5 billion. Many of these projects, like the new Hardisty terminal, are scheduled to be in service in the next two to three years.”
Mr. Daniel concluded, “Demand for terminaling facilities is very strong as a result of growth in oil sands production, seasonality of markets, and greater price volatility. The new Hardisty facility has low cost expansion potential and will position us well to attract additional business as oil sands production continues to grow.”
The Hardisty Terminal project includes the construction of 16 new tanks with all the necessary associated piping, manifolds, and booster pumps to facilitate crude oil transfers to and from the new facilities and the Enbridge mainline system and other connecting carriers and terminals. The tanks will range in size from 250,000 to 530,000 barrels. Construction is estimated to take between 24 to 30 months, and it is anticipated the facility would be in service in September 2008.

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Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services to 1.8 million customers in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 4,500 people, primarily in Canada, the U.S. and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions that are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
Enbridge Contacts:

Media	Investment Community
Glenn Herchak (403) 266-7906	Bob Rahn (403) 231-7398
glenn.herchak@enbridge.com	bob.rahn@enbridge.com

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NEWS RELEASE
Enbridge Gas Distribution Sponsors Code Green Canada
TORONTO, May 24, 2006 — Enbridge Gas Distribution is proud to sponsor Code Green, a six-episode CBC TV home renovation reality show. The mini-series follows 12 Canadian homeowners as they compete to make their homes more energy efficient and help reduce greenhouse gas emissions. The winners of the challenge will receive the grand prize, a 2006 Toyota Prius gas/electric hybrid car.
Enbridge Gas Distribution’s sponsorship of Code Green Canada is consistent with its ongoing efforts to encourage residential, industrial and commercial customers to manage their energy consumption to help the environment and reduce their energy costs.
“Using energy wisely not only means using less but also using the right energy for the job,” said Lino Luison, Vice President, Enbridge Gas Distribution. “Helping customers make wise energy choices that are good from an environmental and economic perspective and providing incentives for them to switch to natural gas from less efficient energy sources is good for our business.”
Enbridge Gas Distribution is offering its customers an on-bill rebate of $15 for the purchase of a programmable thermostat and a $100 rebate on the purchase and installation of an ENERGY STAR® high-efficiency natural gas heating system between April 1 and September 30, 2006. Visit www.enbridge.com/gas for copies of the rebate criteria and coupons, energy saving tips and more information about Enbridge Gas Distribution’s energy efficiency programs.
Beginning May 25, Code Green Canada can be seen on:
CBC Network
Thursday afternoons: 2:30 to 3:30 p.m. (in all time zones)
May 25, June 1, 8, 15, 22, 29
CBC Newsworld
Saturday nights: 7 to 8 p.m. (Eastern Time), repeat 11 p.m. to midnight
May 27, June 3, 10, 17, 24, July 1
For more information about Code Green Canada, visit www.codegreen.tv.
Enbridge Gas Distribution is a leader in promoting energy efficiency programs for residential, industrial and commercial customers. Since 1995, Enbridge Gas Distribution’s energy efficiency programs reduced consumption by enough natural gas to serve 750,000 homes for one year. They also reduced carbon dioxide emissions by the equivalent of removing 950,000 cars from the road for one year.

Enbridge Gas Distribution has an almost 160-year history and is Canada’s largest natural gas distribution company. It delivers safe, reliable natural gas to about 1.8 million customers in many Ontario communities including Toronto, Ottawa, Barrie and Niagara Falls. Enbridge Gas Distribution is owned by Enbridge Inc., a Canadian-based leader in energy transportation and distribution. Enbridge provides distribution services in Ontario, through Enbridge Gas Distribution, and in Quebec, New Brunswick and New York State. Visit www.enbridge.com/gas for more information.

Contact:
Lisa McCarney-Warus
Manager, Media and External Relations
Tel: (416) 495-5662
lisa.mccarney@enbridge.com

NEWS RELEASE
Enbridge presents at the UBS Best of Americas Conference
CALGARY, Alberta, May 26, 2006 — Patrick D. Daniel, Enbridge Inc. President & Chief Executive Officer, will be presenting at the UBS Best of Americas Conference in London, England on Thursday, June 1, 2006 at 2:30 p.m. British Summer Time (9:30 a.m. Eastern Daylight Time).
To view the live webcast of the presentation, visit the Investor page of the Enbridge Inc. website: http://www.enbridge.com/investor/
When used at the conference, words such as “believe,” “estimate,” “forecast,” “anticipate,” “expect,” “project,” and similar expressions are intended to identify forward looking statements. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather, economic conditions, etc. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ significantly from those expected.
Enbridge common shares trade on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol “ENB”.
For further information, contact:
Bob Rahn
Enbridge Investor Relations
(403) 231-7398
Email: bob.rahn@enbridge.com

NEWS RELEASE
Enbridge to confirm shipper support for US$920 million Southern Lights diluent pipeline
CALGARY, Alberta, May 30, 2006 — Enbridge Inc. (TSX/NYSE: ENB) announced today that it will conduct an Open Season to satisfy regulatory requirements and confirm shipper support for a 180,000 barrel-per-day pipeline to transport diluent from the U.S. Midwest to Western Canada. The Southern Lights Pipeline will involve a combination of new construction, changes to Enbridge’s existing crude oil pipeline system, and utilization of existing facilities, with a total estimated investment of US$920 million (2006 dollars). Upon confirmation of support from shippers wanting to contract for capacity on the diluent line, Enbridge will seek support from crude oil shippers for the required reconfiguration of the mainline system. Support from both groups will be required to advance the project.
The Southern Lights Pipeline responds to interest from a number of shippers to enhance the availability of diluent in Western Canada. Diluent is required to transport heavy oil and bitumen being produced in increasing volumes in Alberta. Assuming on-time completion of most major oil sands projects publicly announced to date, Enbridge forecasts that the demand for imported diluent could reach 300,000 barrels per day by early in the next decade. The combination of Enbridge’s 150,000 barrel-per-day Gateway Condensate Import Pipeline along with Southern Lights will meet this need. Light hydrocarbon streams suitable for diluent purposes are becoming increasingly scarce in Alberta, but are relatively plentiful in the Pacific Basin and the U.S. Midwest.
Patrick D. Daniel, Enbridge President and Chief Executive Officer, said, “The objective of this new project is to create value for our customers. It will assist in ensuring adequate supplies of reasonably priced diluent to support growth in heavy oil production, and will improve the efficiency and utilization of our existing mainline system for the benefit of all crude oil shippers.”
Major elements of the Southern Lights Pipeline project include a diluent line from Chicago to Edmonton, achieved by:
•	Constructing 1085 kilometres (674 miles) of 16-inch pipe from the Chicago area to Clearbrook, Minnesota. Approximately 711 kilometres (442 miles) of this construction utilizes the same right-of-way as Enbridge’s Southern Access expansion between Flanagan, Illinois (just west of Chicago) and Superior, Wisconsin. The pipeline between Superior, Wisconsin and Clearbrook, Minnesota will follow the system’s existing right-of-way.
•	Reversing the flow of Enbridge’s Line 13 from Clearbrook to Edmonton.

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Additionally, Enbridge plans to construct a new 20-inch pipeline to transport 185,000 barrels per day of light sour crude oil from Cromer, Manitoba to Clearbrook, and expand its existing Line 2. The result of these changes to the existing crude oil system is to increase effective light crude system capacity by 45,000 barrels per day from Edmonton to the U.S. Midwest. Southern Lights Pipeline will also share in the operating cost of the system between Edmonton and the U.S. Midwest. This sharing is expected to modestly reduce tolls on Enbridge’s crude oil mainline system.
The preliminary estimated cost of the Southern Lights project is US$920 million (2006 dollars) and it is anticipated to be in service in 2009, coinciding with the completion of the Southern Access project. The Southern Lights Pipeline is being developed by Enbridge Inc. and will not require investment by the Company’s U.S. affiliate, Enbridge Energy Partners, L.P. Enbridge Energy Partners is expected to benefit from increased crude shipments, which will be facilitated by the project.
A decision to proceed with the pipeline project will require satisfactory shipping commitments, and support from crude oil shippers, as well as successful completion of engineering, environmental planning, public consultation, and regulatory approvals. The project will also require approval of the Board of Directors of Enbridge Energy Partners for an exchange of the 250-kilometre (156-mile) section of Line 13 owned by the Partnership for the same-length U.S. section of the new light sour line to be constructed as part of the project.
The Company will conduct an Open Season for the Southern Lights Pipeline beginning Tuesday, May 30, 2006 at 9 a.m. MDT until Friday, June 30, 2006 at 5 p.m. MDT. During the Open Season, prospective shippers will be provided the opportunity to review the documents, provide indications of volume commitments and execute Transportation Service Agreements that will become binding when accepted and executed by Enbridge, subject to finalization of capital cost estimates within 15 per cent of the preliminary estimate.
The Open Season procedures and high-resolution map of the proposed Southern Lights Pipeline are available on Enbridge’s web site at www.enbridge.com.
Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services to 1.8 million customers in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 4,500 people, primarily in Canada, the U.S. and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

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Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions that are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

Enbridge Contacts:
Media	Investment Community
Glenn Herchak (403) 266-7906	Bob Rahn (403) 231-7398
glenn.herchak@enbridge.com	bob.rahn@enbridge.com

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